SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

March 29, 2016

Via EDGAR

James O’Connor

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Medley Capital Corporation
Registration Statement on Form N-2 Filed on December 23, 2015
File No. 333-208746

Dear Mr. O’Connor and Ms. Churko,

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Company on January 15, 2016, with respect to the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the Commission on December 23, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses.

General

Calculation of Registration Fee Under the Securities Act of 1933

1.	Comment: In Note 6, you state: “Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities.” Units may raise valuation problems. Accordingly, please provide an explanation of how you anticipate addressing this issue.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

March 29, 2016

Response: The Company advises the Staff on a supplemental basis that it no longer intends to offer units, and has therefore removed all references to units from the Registration Statement.

 Prospectus Summary

2.	Comment: We note that on Page 1 of the Prospectus, you state: “In addition, MCC Advisors seeks to diversify our portfolio of loans by company type, asset type, transaction size, industry and geography.” We believe that this statement may confuse investors regarding the risks arising from the fact that the Company is non-diversified. Please delete this statement.

Response: The Company has revised the disclosure accordingly.

3.	Comment: On Page 2, under the section titled “Recent Developments,” you make references to a Rule 10b5-1 program. A trading plan created under Rule 10b5-1(c) provides two affirmative defenses against allegation of insider trading. The first affirmative defense, which is available to both individuals and entities, provides that trades pursuant to such a plan are not made “on the basis” of material non-public information, even if the person is actually aware of material non-public information at the time of the actual transactions provided for by the plan. The Staff notes that this provides for potentially more opportunities for insiders to sell their shares. Please explain what effect on sales by insiders, if any, the Company expects its Rule 10b5-1 program to have.

Response: The Company advises the staff on a supplemental basis that the only purpose of the Rule 10b5-1 program is to allow the Company to repurchase more shares of its common stock. The Company’s 10b5-1 repurchase plan will allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in the plan to repurchase shares on the Company’s behalf in accordance with the terms of the plan. Repurchases will be subject to the limitations set forth in Rule 10b-18 under the 1934 Act, which include restrictions relating to a company’s market volume, the price of the company’s stock, the time purchases and the use of brokers to effectuate the purchases. There is no provision in the Company’s 10b5-1 repurchase plan that would allow its insiders to sell their shares of the Company’s common stock at any time other than during an open trading window. Moreover, to the extent that the share repurchase program creates an opportunity for insiders to sell their shares, the same opportunity exists for any shareholder of the Company, but even to a greater extent because other shareholders are not subject to black-out periods. More importantly, the Company is not aware that any insiders have expressed any intention of selling their shares of the Company’s common stock in concert with the repurchase program or otherwise. On the contrary, absent an extraordinary event, it is highly unlikely that any insider of the Company would engage in such sales for so long as the share repurchase program is in place.

March 29, 2016

Offerings

4.	Comment: On Page 5, under the discussion of the Investment Management Agreement, you state that a new fee structure is in effect beginning in January 1, 2016 and that this will result in an overall fee reduction. We note that if the new fee structure does indeed result in an overall fee reduction, there is no need for a shareholder vote. However, it is not entirely clear that in conjunction with the lowering of the hurdle, the new fee structure will result in an overall fee reduction. Accordingly, please discuss the effect of reducing the hurdle. Additionally, please illustrate the effect of the hurdle reduction in combination with the rate reduction.

Response: The Company advises the Staff on a supplemental basis that the new fee structure will always result in an overall fee reduction notwithstanding the fact that the hurdle rate is being reduced. Before discussing the effect of the hurdle reduction as requested by the Staff, we note that the MCC Advisors LLC (the “Adviser”) has implemented a policy that will ensure that the Company will pay the Adviser a lesser incentive fee on net investment income on a cumulative basis beginning as of the effective date of the fee waiver agreement. Pursuant to that policy, at the end of each quarter the Adviser will calculate the incentive fee on net investment income owed by the Company to the Adviser based on the fee structure in place prior to the effective date of the fee waiver and will also calculate such fee based on the fee structure contemplated by the fee waiver agreement. If, at any time beginning as of the effective date of the fee waiver agreement the incentive fee on net investment income would, on a cumulative basis, be greater than the incentive fee on net investment income as calculated based on the formula in place prior to fee waiver, the Adviser shall only be entitled to the lesser of those two amounts. As a result, the Company will always pay the Adviser aggregate fees on a cumulative basis under the new fee structure that are less than the aggregate fees that otherwise would have been owed under the Investment Management Agreement.

As of the effective date of the fee waiver, the incentive fee based on net investment income will be determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted as described below (the “Reduced Incentive Fee on Net Investment Income”), from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). We refer to such period as the “Trailing Twelve Quarters.” The hurdle amount for the Reduced Incentive Fee on Net Investment Income is determined on a quarterly basis, and is equal to 1.5% multiplied by the Company’s net assets at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. Any Reduced Incentive Fee on Net Investment Income will be paid to the Adviser on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the "Excess Income Amount." The effect of reducing the hurdle is that in some quarters the Company may receive an incentive fee that it otherwise would not have received if the Excess Income Amount is above new hurdle amount but below the prior hurdle amount. However, even in that event, pursuant to the Company’s undertaking to calculate the fee under both fee structures and to pay the lesser of the two amounts on a cumulative basis, the Company would not pay the Adviser an incentive fee in such quarter if it would result in a greater cumulative fee than would have been payable under the prior fee structure.

March 29, 2016

With respect to the illustration of the effect of the hurdle reduction in combination with the rate reduction, the Company respectfully refers the Staff to the example beginning on page 96 of the Registration Statement.

5.	Comment: On Page 5, under the discussion of the Investment Management Agreement, you state that the revised incentive fee will include a netting mechanism and be subject to a rolling three-year look back. Please provide an example, where appropriate, to illustrate the mechanics of the netting process and the look-back and include a citation to the example here. Additionally, please illustrate the operation of the three-year roll-back.

Response: The Company has revised the disclosure accordingly. Please see page 96 of the Registration Statement.

Risks Related to Our Business

6.	Comment: In the second paragraph under the risk factor entitled “[o]ur ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us”, you state that you may co-invest with the Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations, including an example where the Adviser negotiates no term other than price. Please provide a citation for this example.

March 29, 2016

Response: The Company has revised its disclosure to include a citation to the no-action position of the Staff set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter) (pub. avail. June 7, 2000). Please see page 15 of the Registration Statement.

7.	Comment: In the second paragraph under the risk factor entitled “[o]ur ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us”, you discuss a potential conflict of interest between the Company and the Adviser’s other clients. Please confirm that the Company, the Adviser, and any principal underwriters have adopted codes of ethics under Rule 17j-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, please disclose how investors may access these codes of ethics.

Response: The Company and the Adviser hereby confirm that codes of ethics have been adopted under Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940 (the “Advisers Act”). The Company advises the Staff on a supplemental basis that it does not have a principal underwriter. In addition, the Company respectfully refers the Staff to pages 104 and 115 of the Registration Statement, which includes disclosure regarding how investors may access such codes of ethics.

8.	Comment: In the risk factor entitled “[w]e may be required to pay incentive fees on income accrued, but not yet received in cash”, please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

a)	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans.

b)	PIK loans may have unreliable valuations because their accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	An election to defer PIK interest payments by adding them to loan principal increases the Company’s gross assets, thus increasing the Adviser’s future base management fees, and increases future investment income, thus increasing the Adviser’s future income incentive fees at a compounding rate.

March 29, 2016

d)	Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash.

e)	Because original issue discount income is accrued without any cash being received by the Company’s, required cash distributions may have to be paid from offering proceeds or the sale of Company’s assets without investors being given any notice of this fact.

f)	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

g)	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan.

h)	Original issue discount creates risk of non-refundable cash payments to the advisor based on non-cash accruals that may never be realized.

i)	Because original issue discount will be included in the Company’s “investment company taxable income” for the year of the accrual, the Company’s may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Company’s has not received any corresponding cash amount. As a result, the Company’s may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Company’s is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Response: The Company has revised the disclosure accordingly. Please see pages 17 and 18 of the Registration Statement.

9.	Comment: In the risk factor entitled “[o]ur SBIC subsidiary may be unable to make distributions to us that will enable us to meet or maintain RIC status, which could result in the imposition of an entity-level tax”, in the first sentence please rephrase “continue to qualify for RIC tax treatment” to “continue to maintain the RIC status.” While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. The Company will maintain its RIC status even if it does not distribute at least 90% of its income and gains annually.

March 29, 2016

Response: The Company has revised the disclosure accordingly. Please see page 18 of the Registration Statement.

10.	Comment: Reference is made to the risk factor entitled “[b]ecause we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all”. We believe that the second sentence in this risk factor is incomplete and may confuse investors. The Company is required to meet the qualification tests and then distribute at least 90% of income and gains in order to avoid being taxed as a corporation on the income and gains that it distributes, but it also pays tax at the corporate rate on whatever investment company taxable income it does not distribute, plus an excise tax, if 98% and 98.2% are not subsequently distributed. Please clarify this disclosure to avoid any confusion.

Response: The Company has revised the disclosure accordingly. Please see page 20 of the Registration Statement.

Risks Related to Our Investments

11.	Comment: In the risk factor entitled [w]e may acquire indirect interests in loans rather than direct interests, which would subject us to additional risk”, we note that the third sentence is not a risk disclosure. Accordingly, please delete this sentence in the discussion of this risk.

Response: The Company has revised the disclosure accordingly. Please see page 28 of the Registration Statement.

Risks Relating to an Investment in Our Securities

12.	Comment: Reference is made to the risk factor entitled “[s]hares of closed-end investment companies, including business development companies, may, at times, trade at a discount to their net asset value”. Please also mention that the Company’s stock has been trading at a significant discount.

Response: The Company has revised the disclosure accordingly. Please see page 32 of the Registration Statement.

March 29, 2016

Results of Operations

13.	Comment: On Page 47 of the Registration Statement, under the section entitled “Operating Expenses”, you discuss the total operating expenses “before manager expense waiver and reimbursement.” Please provide additional disclosure relating to this waiver.

Response: The Company advises the Staff on a supplemental basis that this disclosure refers to the beginning of the Company’s operations during which time the base management fee was calculated based on the initial value of the Company’s gross assets. Since that time, the base management fee has calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. In connection with the Company initial public offering, MCC Advisors agreed to waive the base management fee payable with respect to cash and cash equivalents held by the Company through December 31, 2011. This waiver does not extend to periods subsequent to December 31, 2011. However, in light of the fact that the fee waiver agreement is now in place, and the fact that such disclosure has been added in the document, the Company believes that the disclosure should remain in the Registration Statement.

14.	Comment: On Page 48 of the Registration Statement, in the last sentence under the discussion of Operating Expenses, you state that the incentive fee decreased as a result of the decrease in pre-incentive fee net investment income. Please discuss what effect there would have been on the incentive fee had the hurdle been lower, as under the new advisory fee structure previously disclosed in the Registration Statement.

Response: The Company respectfully refers the Staff to its response to Comment number 4.

Contractual Obligations and Off-Balance Sheet Arrangements

15.	Comment: With respect to the Company’s unfunded commitments, please provide the following:

a)	A representation that the Company reasonably believes that the assets will provide adequate coverage to allow it to satisfy all of its unfunded commitments.

b)	A general explanation as to why the Company believes that it can cover its unfunded commitments.

March 29, 2016

Please refer to the AICPA Expert Panel Minutes from January 10, 2006 meeting for guidance, which in relevant part, states that: “For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period. The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements. Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.”

Response: The Company advises the Staff on a supplemental basis that it reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments. As disclosed in the Registration Statement, the Company does not have a material amount of unfunded commitments, and maintains sufficient cash and cash equivalents on its balance sheet to cover any such amounts. Furthermore, the Company’s respectfully refers the Staff to pages 54 and 55 of the Registration Statement, which includes a list of each of its unfunded commitments by portfolio company in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting.

16.	Comment: On Page 52 of the Registration Statement, in the second and third paragraphs following the table on payment obligations for repayment of debt and other contractual obligations, please update the disclosure to describe the status of MCC Senior Loan Strategy JV I LLC, including drawdowns and commitments.

Response: The Company has revised the disclosure accordingly. Please see page 56 of the Registration Statement.

Distributions

Related Party Transactions

17.	Comment: On Page 53 of the Registration Statement, in the last paragraph under the section entitled “Related Party Transactions”, you mention MCC Advisors’ allocation policy. Please provide us with a copy of this policy.

Response: The Company will send a copy of the allocation policy via e-mail contemporaneously with the filing of this response.

Management Fee

18.	Comment: Please update the discussion of Management Fee to reflect the new fees.

Response: The Company has revised the disclosure accordingly. Please see pages 93-99 of the Registration Statement.

March 29, 2016

Senior Securities

19.	Comment: We refer to the section of the Registration Statement entitled “Senior Securities”. Footnote 5 to the table does not provide a valid reason for not treating the SBA debentures as senior securities. Please disclose that the Company has obtained exemptive relief from the SEC to permit it to exclude the debt of SBIC LP guaranteed by the SBA from the 200% asset coverage test under the 1940 Act.

Response: The Company has revised the disclosure accordingly. Please see pages 64 and 65 of the Registration Statement.

Legal Proceedings

20.	Comment: On Page 66, please provide the current status of the litigation.

Response: The Company has revised the disclosure accordingly. Please see page 73 of the Registration Statement.

Overview of Portfolio Companies

21.	Comment: On Page 77 of the Registration Statement, the description of MCC Senior Loan Strategy JV I LLC is insufficient. Please provide more information about the structure, the purpose, the amount of leverage, and the investments of this portfolio company.

Response: The Company has revised the disclosure accordingly. Please see page 88 of the Registration Statement.

Investment Management Agreement

22.	Comment: Please consider the representations required by The R.O.C. Taiwan Fund no action letter from February 11, 2000, and provide the Staff with such representations. Please also discuss the effect of reducing the hurdle and illustrate the effect of the hurdle reduction in combination with the rate reduction. Additionally, please illustrate the operation of the three-year roll-back.

Response: The disclosure has been revised accordingly. With respect to the R.O.C. Taiwan Fund, SEC No-Action Letter (pub. avail. Feb. 11, 2000) we note that the Staff determined that it would not recommend enforcement action under Section 15(a) if the investment adviser to a closed-end fund amended the fund’s management and advisory agreement without shareholder approval to reduce the amount of compensation paid to the adviser in light of the fact that the permanent amendment of the advisory agreement would not decrease or modify the nature or level of services that the adviser provide to the fund and the advisory agreement would be amended to reflect the fee reduction in accordance with the provisions of Section 15(a) other than the shareholder approval requirement. First, we respectfully note that the fee reduction here was not effectuated pursuant to an amendment to the Investment Management Agreement. Rather, the Adviser unilaterally entered into a fee waiver agreement pursuant to which management fees payable to the Adviser by the Company will be permanently reduced. A draft of the fee waiver agreement has been filed with the Registration Statement. See Exhibit k.5. As a result, the Company and the Adviser do not believe it is necessary to amend the Investment Management Agreement. With respect to the representation relating to the services to be provided by the Adviser to the Company, the Adviser hereby represents and confirms that the fee waiver agreement will not decrease or modify the nature or level of services that the Adviser provides to the Company.

March 29, 2016

Description of Our Debt Securities

23.	Comment: Please provide us with a pro forma copy of a supplement that will be used in connection with the Company’s offerings of “debt securities” or provide us with a representation that the Company will not file a prospectus supplement for a take-down of “debt securities” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff. In this regard, please note that the prospectus supplement should, as applicable:

a)	Disclose that none of the Company’s indebtedness is currently subordinated to the debt securities. It should also be disclosed whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

b)	Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structurally subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

March 29, 2016

c)	Refrain from using the word “senior” in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

d)	Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Response: The Company has included a pro forma copy of a supplement that will be used in connection with the Company’s offerings of its debt securities as exhibit to the Registration Statement. See Exhibit 99.2 to the Registration Statement.

Description of Our Units

24.	Comment: On Page 142, under the discussion of “Description of Our Units,” please provide a legal analysis discussing why an offering of units is consistent with the protections of the 1940 Act based on a specific description of the composition of the “units” are being offered. This analysis should include how the individual securities in the units will be valued and whether the interests of existing common shareholders could be diluted by the issuance of the Company’s securities in units. If securities will be offered in units, please provide us with a pro forma copy of a supplement that will be used in connection with the Company’s offerings of “units” or provide us with a representation that the Company will not file a prospectus supplement for a take-down of “units” unless the specific terms of the offering are first disclosed in a post-effective amendment or a new registration statement that has been accelerated by the Staff.

Response: The Company advises the Staff on a supplemental basis that it no longer intends to offer units, and has therefore removed all references to units from the Registration Statement.

March 29, 2016

Consolidated Schedule of Investments

25.	Comment: Please provide confirmation that the Company has performed analysis of whether Rule 3-09 or Rule 4-08 of Regulation S-X should apply.

Response: The Company confirms that it has undertaken an analysis of its control investments, as of December 31, 2015, in order to ensure that separate financial statements or summarized financial information with respect to those investments are not required. Such analysis included the three tests outlined in Article 1-02(w) of Regulation S-X and was performed in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X. The Company confirms that the results of this analysis confirmed that none of its control investments triggered the requirements of either Rule 3-09 or 4-08(g) of Regulation S-X.

Note 3. Investments

26.	Comment: On Page F-35, please explain and provide an analysis of the valuation process for US Multifamily, LLC (“US Multifamily”) and why it is carried at cost for the past year as shown in the “Transactions with Affiliated Companies” table.

Response: As disclosed in the Registration Statement, the Company measures all of its financial instruments at fair value in accordance with Accounting Standards Codification Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820, which defines fair value, establishes a framework to measure fair value and requires disclosures about fair value measurements.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity-specific measure. Therefore, when market observable inputs are not readily available, the Company’s judgment is applied to reflect those judgments that a market participant would use in valuing the same financial instrument at the measurement date. Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace. The valuation of financial instruments classified in Level 3 of the fair value hierarchy of ASC 820 involves the greatest amount of judgment by the Company. US Multifamily is a Level 3 investment.

Debt investments for which market quotations are not readily available (i.e., financial instruments classified in Level 3 of the fair value hierarchy of ASC 820) are valued at fair value as determined by the Company’s board of directors based upon input from the Company’s investment adviser, senior management and independent third party valuation firms, and the audit committee of the Company’s board of directors. Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these investments are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all investments and through time.

March 29, 2016

A. First Step of Multi-Step Valuation Process1

The Company undertakes a multi-step valuation process each quarter when valuing debt investments for which market quotations are not readily available. The quarterly valuation process begins with each investment being initially valued by the investment professionals of the Company’s investment adviser responsible for monitoring the investment. The Company typically determines the fair value of its performing debt investments utilizing a market yield analysis. In a market yield analysis, a price is ascribed to each debt investment based upon an assessment of current and expected market yields for similar debt investments and risk profiles. Additional consideration is given to current contractual interest rates, relative maturities and other key terms and risks associated with a debt investment. Among other factors, a significant determinant of risk is the amount of leverage used by the portfolio company relative to the total enterprise value of the portfolio company, and the rights and remedies of the Company with respect to the particular debt investment in the portfolio company.

In connection with the performance of a market yield analysis on its debt investments, the Company obtains market data regarding the current interest rates for debt investments in the private debt market from three independent third party valuation firms (the “Valuation Firms”). The Valuation Firms speak to the Company’s senior investment professionals to also consider current deals that are under consideration by the Company in order to consider the Company’s prospectus as a market participant. Next, the Valuation Firms provide representative interest rates for various types of debt instruments (first lien, second lien, unitranche and unsecured debt) for middle market companies (EBITDA from $25 million to $200 million and enterprise values between $150 million and $1.2 billion) and smaller market companies (EBITDA below $25 million and enterprise values below $150 million). Once the market data has been analyzed, reviewed and finalized, the market data provided by the Valuation Firms is averaged together with equal weighting to populate the Company’s internal market yield matrix (“Yield Matrix”).

1 The discussion of the Company’s valuation process herein focuses solely on the valuation of Level 3 performing debt investments (as opposed to Level 3 non-performing debt investments or performing and non-performing equity investments) in light of the Staff’s comment, which is specific to US Multifamily. For non-performing debt investments, the Company determines the appropriate valuation methodology which may include, without limitation, enterprise valuation analysis, liquidation scenario analysis, equity analysis and other such analyses as deemed appropriate.

March 29, 2016

Each analysis of the fair value of a debt investment starts with determining the appropriate market interest rates from the Yield Matrix to be used to perform the analysis. The appropriate Yield Matrix is based upon whether the investment is a first lien, second lien, unitranche or unsecured debt position. Once selected, the Yield Matrix is applied to generate fair values for each of the Company’s debt investments.

Additionally, the Company considers known and knowable qualitative factors, including, but not limited to, the remaining maturity, expected refinances, potential sales of the security and the financial outlook of the borrowers.

B. Second Step of Multi-Step Valuation Process

The next step of the Company’s multi-step valuation process is the documentation of the above-described valuation conclusions and the discussion of such conclusions with the Company’s senior management, including the Company’s Chief Financial Officer.

C. Third Step of Multi-Step Valuation Process

The third step of the Company’s multi-step valuation process involves the engagement of independent third party valuation firms (primarily two of the Valuation Firms) to perform an independent valuation of, and prepare an independent valuation report for, the Company’s Level 3 debt investments on a rotating basis (i.e., 100% of the Company’s debt investments at fiscal year-end and approximately one-third of the Company’s debt investments at each fiscal quarter-end such that each debt investment is reviewed by an independent valuation firm at least twice during a twelve month period). The Company performs a detailed review of each independent valuation report prepared by the two Valuation Firms to ensure accuracy of the most current portfolio company information. All discrepancies are discussed and reconciled with the two Valuation Firms, as applicable.

Once all of the independent valuation reports have been finalized, the Company compares the results of its analysis and calculations against the range of fair values within each independent valuation report. All outliers are reviewed and discussed with two Valuation Firms, as applicable, until all discrepancies have been satisfactorily reconciled to the satisfaction of all parties involved. Discrepancies are also reviewed and discussed with the Company’s Chief Financial Officer.

March 29, 2016

D. Fourth Step of Multi-Step Valuation Process

The fourth step of the Company’s multi-step valuation process involves the review by the audit committee of the Company’s board of directors of the preliminary valuations of the investment professionals of the Company’s investment adviser, senior management and independent valuation firms. The audit committee is given an opportunity to discuss the preliminary valuations with all parties involved in the process, including the independent valuation firms. After such review, the audit committee will make a recommendation to the Company’s board of directors with respect to the fair value of each of the Company’s investments.

E. Fifth Step of Multi-Step Valuation Process

The last step of the Company’s multi-step valuation process involves a review of the valuations by the Company’s board of directors. After such review, the Company’s board of directors determines the fair value of each investment in the Company’s investment portfolio based on the input of the Company’s investment adviser, senior management and the independent valuation firms, and the audit committee of the Company’s board of directors. The board of directors is given an opportunity to discuss the valuations with all parties involved in the process, including the independent valuation firms.

As should be clear from the discussion above, the Company has very robust valuation policies and procedures that are intended to provide a consistent basis for determining the fair value of the Company’s Level 3 debt investments in accordance with ASC 820. In particular, the Company’s valuation policies and procedures seek to determine a reasonable exit price grounded on market participant assumptions for each of its Level 3 debt investments in a hypothetical market transaction.

With respect to US Multifamily, the Company confirms that the foregoing valuation procedures were applied. Specifically, US Multifamily is a real estate acquisition project which is still acquiring its assets and not yet fully operational. The company’s assets are comprised of real estate (acquired in late 2014, throughout 2015) and cash-in-escrow. The Company’s loan to US Multifamily has a first lien on all these assets and a stock pledge of 100% of all the common equity. As of December 2015, US Multifamily’s assets provided greater than 1.2x coverage on the outstanding amount of the loan. Additionally, based on the most recent financial data available as of the measurement date of December 31, 2015, US Multifamily’s cash held in escrow alone is more than 90% of the outstanding amount of the first lien loan. In addition, as of the date of this letter, to the Company’s knowledge US Multifamily continues to execute its real estate asset acquisitions as planned and there have no negative company specific events that would affect the Company’s outlook on US Multifamily. Finally, the last valuation report prepared by the Company’s independent third party valuation firm on US Multifamily in connection with the Board’s fair value determination as of December 31, 2015 supports the concluded mark of par.

March 29, 2016

27.	Comment: On Page F-36 of the Company’s financial statements, under the section entitled “MCC Senior Loan Strategy JV I LLC”, you state that: “[a]s of September 30, 2015, the Company has not drawn on the JV Facility.” Please clarify whether it is the Company or the JV who draws on the facility.

Response: The Company advises the Staff on a supplemental basis that MCC Senior Loan Strategy JV I LLC is the entity that draws on the JV Facility. The Company will clarify the disclosure accordingly on a going forward basis.

Note 4. Fair Value Measurements

28.	Comment: Please explain why MCC Senior Loan Strategy JV I LLC, which is classified as level three, is included in both of the roll forward tables on Page F-40.

Response: The Company respectfully advises the Staff on a supplemental basis that MCC Senior Loan Strategy JV I LLC is not included in the tables referred to by the Staff.

Note 12. Financial Highlights

29.	Comment: On Page F-52 of the Company’s financial statements, in the Financial Highlights table, please break out the dividends declared by source – net investment income, realized capital gains, or return of capital.

Response: The Company advises the Staff on a supplemental basis that the required analysis to ascertain the source of dividends is conducted at the end of each fiscal year and reflected in the Company’s Consolidated Statements of Changes in Net Assets. See page F-61 of the Registration Statement. The Company does not perform a taxable income calculation quarterly and therefore it is unable provide such information on a quarterly.

30.	Comment: On Page F-53 of the Company’s financial statements, confirm whether the asset coverage ratio per unit is based on the debt outstanding at the end of the year.

Response: The Company hereby confirms that the asset coverage ratio per unit is based on the debt outstanding at the end of the year.

March 29, 2016

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm